

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 20, 2017

<u>Via E-mail</u>
How Kok Choong
Chief Executive Officer
Agape ATP Corporation
No. 17, 17-1, 17-2, 17-3, Wisma Laxton, Jalan Desa, Taman Desa,
Off Jalan Klang Lama, 58100 Kuala Lumpur, Malaysia

> **Re: Agape ATP Corporation**
> **Registration Statement on Form S-1**
> **Filed August 24, 2017**
> **File No. 333-220144**

Dear Mr. How:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise to include the dealer prospectus delivery obligation on the outside back cover page of the prospectus. See Item 502(b) of Regulation S-K.

Prospectus Summary, page 2

2. We note your statement that Mr. How will be selling shares of common stock on behalf of the company and simultaneously selling his personal shares of common stock. Please indicate what factors the company anticipates considering in determining whether Mr. How sells the company's shares of common stock or sells his own shares of common

stock. Additionally, add a risk factor addressing the risks to investors from Mr. How's selling shares for his own account and also selling shares on the company's behalf.

Risk Factors, page 5

3. Please include risk factor disclosure addressing the risks of reselling third-party products.

Description of Business, page 15

4. We note your website, www.agapeatp.com, contains details that appear material to investors in your offering. It also appears that the information on your website deviates substantially from the disclosure contained in your prospectus. For example, the content on your website suggests that you have a "medical research team" in place, a professional marketing team, medical advisors and that you plan to employ multi-level marketing for the sale of the products that make up your ATP Zeta Super Health Program. Please revise your prospectus to provide the material information or advise us as appropriate.

5. Please revise to address the sources and availability of the nine products that are part of your ATP Zeta Super Health Program.

6. Please revise to address the competitive business conditions, the company's competitive position in the industry along with the methods of competition.

7. Please provide disclosure regarding any potential governmental regulation related to your plan to market and sell health advisory services based on the nine products in your ATP Zeta Super Health Program. See Item 101(h)(4)(ix) of Regulation S-K.

Use of Proceeds, page 17

8. We note risk factor disclosure on page 12 regarding the company's broad discretion in the allocation of the net proceeds of this offering. We also note your statement that "funds may be allocated in differing quantities should the Company decide at a later date it would be in the Company's best interests." The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. See Instruction 7 to Item 504 of Regulation S-K. Please revise your disclosure accordingly.

Dilution, page 18

9. Please revise this section to provide a comparison of the public contribution by investors in the public offering and the effective cash contribution of existing stockholders. Also include the percentage of securities held by investors in the public offering and the percentage of securities held by the existing stockholders. See Item 506 of Regulation S-K.

How Kok Choong
Agape ATP Corporation
September 20, 2017
Page 3

Plan of Distribution, page 20

10. We note your statement that "the Company's shares may be sold to purchasers from time to time directly by and subject to the discretion of the Company." Please tell us how you comply with Rule 415(a)(ix) of Regulation C or revise as appropriate.

Security Ownership of Certain Beneficial Owners and Management, page 26

11. We note your footnote to the beneficial ownership table indicates that HKC Holdings Sdn. Bhd. is owned and controlled by Mr. How. It appears that Mr. How controls the voting and dispositive power over the shares held by HKC Holdings Sdn. Bhd. Accordingly, it appears that these shares should be included in Mr. How's beneficial ownership calculation. Please revise or advise. See Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

Certain Relationships and Related Transactions, page 26

12. Please revise disclosure in this section to clearly identify the basis on which the named person is a related party. See Item 404(a)(1) of Regulation S-K. Also file as an exhibit any material contract with any of the directors, officers, promoters, and/or shareholders named in the filing.

13. Please provide the information required by Item 404(c) of Regulation S-K.

14. It appears that a number of the noted transactions do not appear to be related party transactions. Please revise to only address related party transactions in this section.

15. Please revise to identify the director of the company who advanced $100 and $25,000 to the company.

16. We note your statement that the company incurred incorporation fees of $2,200 and professional fees of $90,000 during the year ended June 30, 2017 and period ended June 30, 2016. Please provide the information required by Item 404 of Regulation S-K for these transactions or advise as appropriate.

Par II

Other Expenses of Issuance and Distribution, page 27

17. Please revise to indicate the portion of such expenses to be borne by the selling shareholders.

Recent Sales of Unregistered Securities, page 28

    18. Please briefly state the facts relied upon to make the Section 4(a)(2) exemption available.

Undertakings, page 29

    19. Please provide the exact undertaking required by Item 512(a)(6)(i) of Regulation S-K.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    You may contact James Giugliano at (202) 551-3319 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or David Link at (202) 551-3356 with any other questions.

                    Sincerely,

                    /s/ David Link for

                    John Reynolds
                    Assistant Director
                    Office of Beverages, Apparel, and Mining

cc: Jeffrey DeNunzio, President
     V Financial Group, LLC